[Excerpt Translation]


Filing Document:                              Correction Report

Based on:                                     Article 27-25, Paragraph 4 of the
                                              Securities and Exchange Law

Filed with:                                   Director of Tokai Local Finance
                                              Bureau

Name:                                         Fujio Cho, President, Toyota Motor
                                              Corporation

Address or Location of Head Office:           1 Toyota-cho, Toyota City, Aichi
                                              Prefecture

Filing Date:                                  June 22, 2005

Document to be Corrected                      Report on Amendment No. 4

Filing Date of the Document to be Corrected   February 9, 2001

Effective Date of Reporting Duty of the       February 16, 2001
Document to be Corrected


Matters Regarding Issuing Company

-------------------------------------------------------------------------------------------------------
  Name of Issuing Company           Koyo Seiko Co., Ltd.
-------------------------------------------------------------------------------------------------------
  Company Code                      6473
-------------------------------------------------------------------------------------------------------
  Listed / Over-the-counter         Listed
-------------------------------------------------------------------------------------------------------
  Listed Securities Exchange(s)     Tokyo, Osaka, Nagoya, Kyoto, Fukuoka, Sapporo
-------------------------------------------------------------------------------------------------------
  Location of Head Office           5-8, Minamisenba 3-Chome, Chuou-ku, Osaka City, Osaka Prefecture
-------------------------------------------------------------------------------------------------------


Matters Regarding Submitter

-------------------------------------------------------------------------------------------------------
  Individual / Judicial person      Judicial person (Joint stock company)
-------------------------------------------------------------------------------------------------------
  Name                              Fujio Cho, President, Toyota Motor Corporation
-------------------------------------------------------------------------------------------------------
  Address or Location of Head       1 Toyota-cho, Toyota City, Aichi Prefecture
  Office
-------------------------------------------------------------------------------------------------------
  Place to Contact and Name of      Tsunehiro Matsuo, General Manager of Financial Reporting
  Person in Charge                  Department, Accounting Division
-------------------------------------------------------------------------------------------------------
  Telephone Number                  0565-28-2121
-------------------------------------------------------------------------------------------------------

Matters to be Amended

    Due to a deletion from the joint holders (Aoi Machine Industry Co., Ltd.), the following matters are amended:

--------------------------------------- -------------------------------- -------------------------------
                                                Before amendment                 After amendment
--------------------------------------- -------------------------------- -------------------------------
 I. Matters Regarding Submitter         2                                1
  1. Issuing Company
     Total number of submitter and
    joint holders
--------------------------------------- -------------------------------- -------------------------------
 I. Matters Regarding Submitter         Jointly                          Others
  1. Issuing Company
     submitting method
--------------------------------------- -------------------------------- -------------------------------
I. Matters Regarding Submitter          -                                Delete
  (Aoi Machine Industry Co., Ltd.)
--------------------------------------- -------------------------------- -------------------------------
III.Summary List Regarding              -                                Delete
Submitter and Joint Holders

--------------------------------------- -------------------------------- -------------------------------